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                             December 14, 2023

       Shaozhang Lin
       Chief Executive Officer
       Youxin Technology Ltd
       Room 802, 803, No. 13 Hai   an Road
       Tianhe District, Guangzhou
       Guangdong Province, People's Republic of China

                                                        Re: Youxin Technology
Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed December 8,
2023
                                                            File No. 333-274404

       Dear Shaozhang Lin:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Factors Affecting Our Performance, page 54

   1. We note from your response to prior comment 3 that the customer renewal rate calculation excludes customers with
existing contracts whose terms do not expire during the period. It appears from your
disclosures on page F-13 that your contract terms are typically one year. Therefore, please
clarify for us which customers are not subject to renewal such that they would be excluded
from this calculation. To the extent contract terms extend beyond one year, either
initially or upon renewal, revise to disclose as such.
 Shaozhang Lin
FirstName LastNameShaozhang   Lin
Youxin Technology  Ltd
Comapany14,
December  NameYouxin
              2023      Technology Ltd
December
Page 2    14, 2023 Page 2
FirstName LastName
General

2. We note your response to prior comment 5; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations and it continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 17, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures.
         For example, on the cover page, you no longer disclose that the interpretation and implementation of the New Administrative Rules Regarding Overseas
Listings    involve
         uncertainties.    Please tell us the reasons for these changes or
revise your disclosure
         throughout the registration statement as applicable.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Anthony Basch